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JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315


3 June 2003



                COMPLETION OF AUDIT OF TAX LOSSES OF AWA LIMITED
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As previously disclosed, Jupiters Limited's subsidiary AWA Limited has been the subject of an audit by the Australian Taxation Office. This audit related to tax losses incurred in 1988, 1990 and 1991 which had been utilised by AWA Limited and certain of its controlled entities.

The Australian Taxation Office has confirmed that the audit has now been finalised and the use of the tax losses has been allowed.

An unfavourable outcome would have resulted in tax payable of approximately $19 million, excluding any penalties.



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